                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                    July 8, 2003

                              Hanaro Telecom, Inc.

                           RESOLUTION ON RIGHTS ISSUE

------------------------------------------------------------------------------------------------------------------------------------
1. Class and No.   Non-bearer Common Stocks (No.)                                                                        200,000,000
   of New Stocks
------------------------------------------------------------------------------------------------------------------------------------
                   Non-bearer Preferred Stocks (No.)                                                                              --
                   -----------------------------------------------------------------------------------------------------------------
                   * Specifics of Preferred Stocks                                                                                --
------------------------------------------------------------------------------------------------------------------------------------
2. Face Value Per Stock (KRW)                                                                                                  5,000
------------------------------------------------------------------------------------------------------------------------------------
3. Use of Funds    Funds for Facilities (KRW)
                   -----------------------------------------------------------------------------------------------------------------
                   Operating    Operating Funds (KRW)                                                                500,000,000,000
                   Funds        ----------------------------------------------------------------------------------------------------
                                Acquisition of  Purpose of Acquisition
                                Securities of   ------------------------------------------------------------------------------------
                                Another         Company Issuing Securities
                                Corporation     ------------------------------------------------------------------------------------
                                                Major Business
                                                ------------------------------------------------------------------------------------
                                                Capital Stock (KRW)
                                                ------------------------------------------------------------------------------------
                                                Total assets (KRW)
                                                ------------------------------------------------------------------------------------
                                                Total Liabilities (KRW)
                                                ------------------------------------------------------------------------------------
                                                Relation with Acquiring Company
                                                ------------------------------------------------------------------------------------
                                                Acquisition Value (KRW)
                                                ------------------------------------------------------------------------------------
                                                Calculation Basis of
                                                Acquisition Value
                                                ------------------------------------------------------------------------------------
                                                Effect of Acquisition
                                                ------------------------------------------------------------------------------------
                                                Scheduled Date of Acquisition
                   -----------------------------------------------------------------------------------------------------------------
                   Others (KRW)
------------------------------------------------------------------------------------------------------------------------------------
4. Issuing Price   Non-bearer Common Stocks (KRW)                                                                              2,500
   of New Stocks   -----------------------------------------------------------------------------------------------------------------
                   Non-bearer Preferred Stocks (KRW)                                                                              --
------------------------------------------------------------------------------------------------------------------------------------
5. Discount Rate of Issuing Price of New Stocks (%)                                                                               15
------------------------------------------------------------------------------------------------------------------------------------
6. Basis Date of New Stocks Allotment                                                             August 22, 2003
------------------------------------------------------------------------------------------------------------------------------------
7. Allotment Ratio of New Stocks (No. per Stock)                                                                           0.6623164
------------------------------------------------------------------------------------------------------------------------------------
8. Priority Allotment Ratio to Employee Stock Ownership Association (%)                                                         7.50
------------------------------------------------------------------------------------------------------------------------------------
9. Subscription    Public Offering              Date of Commencement                              September 23, 2003
   Date                                         ------------------------------------------------------------------------------------
                                                Date of Expiration                                September 24, 2003
                   -----------------------------------------------------------------------------------------------------------------
                   Old Stockholders             Date of Commencement                              September 16, 2003
                                                ------------------------------------------------------------------------------------
                                                Date of Expiration                                September 17, 2003
                   -----------------------------------------------------------------------------------------------------------------
                   Employee Stock Ownership     Date of Commencement                              August 25, 2003
                   Association                  ------------------------------------------------------------------------------------
                                                Date of Expiration                                August 25, 2003
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
10. Closing Date                                                                                  September 29, 2003
------------------------------------------------------------------------------------------------------------------------------------
11. Record Date of Dividend Pay-Out                                                               January 1, 2003
------------------------------------------------------------------------------------------------------------------------------------
12. Delivery Date of New Stocks Certificate                                                              --
------------------------------------------------------------------------------------------------------------------------------------
13. Scheduled Date of Listing                                                                     October 6, 2003
------------------------------------------------------------------------------------------------------------------------------------
14. Lead Manager                                                                        LG Investment & Securities Co., Ltd.
------------------------------------------------------------------------------------------------------------------------------------
15. Possibility of Assigning Preemptive Right                                                            Yes
------------------------------------------------------------------------------------------------------------------------------------
16. Method of Capital Increase                                                            Primary offering to shareholders
------------------------------------------------------------------------------------------------------------------------------------
17. Date of BOD Resolution                                                                        July 8, 2003
------------------------------------------------------------------------------------------------------------------------------------
    - Presence of Outside Director(s)                                                  Present (No.)  5       Absent (No.)    2
------------------------------------------------------------------------------------------------------------------------------------
    - Presence of Auditor(s)                                                                             Yes
------------------------------------------------------------------------------------------------------------------------------------
18. Filing of Securities Registration Statement                                                          Yes
------------------------------------------------------------------------------------------------------------------------------------
19. Applicability of Fair Trade Act                                                                      No
------------------------------------------------------------------------------------------------------------------------------------
20. Other                                                                       1. The new rights issue at a price below par value
                                                                                is conditional on the approval of Items 1 & 2 to be
                                                                                obtained at the Extraordinary Meeting of
                                                                                Shareholders scheduled for August 5, 2003.

                                                                                2. Subscription deposit shall substitute the share
                                                                                purchase price, and any interest accrued on the
                                                                                deposit from the subscription date to the closing
                                                                                date shall not be paid.

                                                                                3. Transfer of warrants shall be permitted, and it
                                                                                shall only be done through the issue of a
                                                                                certificate.

                                                                                4. Warrants shall be issued only when there is a
                                                                                request by shareholders, and the period for such
                                                                                request shall be from the date of notice for the new
                                                                                offering to the day immediately prior to the
                                                                                subscription date.

                                                                                5. Lead manager : LG Investment & Securities Co.,
                                                                                Ltd.

                                                                                6. In calculating the number of shares, fractional
                                                                                shares shall not be subject to the offering.

                                                                                7. Any decision making in relation to the details of
                                                                                the rights issue, that are not mentioned hereto,
                                                                                e.g., place of subscription and deposit, shall be
                                                                                delegated to the Company's Operating Committee.

                                                                                8. Offering price & discount rate

                                                                                - The offering price stated hereto is KRW2,500 and
                                                                                is the minimum offering price.

                                                                                - The offering price is the 15% discounted price
                                                                                calculated pursuant to Article 57 of Rules &
                                                                                Regulations for New Rights Issue & Disclosure.

                                                                                9. Unsubscribed share and fraction

                                                                                - Any shares which are not subscribed by the
                                                                                Company's employee stock ownership association shall
                                                                                be offered to the current shareholders, and any
                                                                                shares which are not subscribed by the current
                                                                                shareholders shall be offered to to the public.

                                                                                - All shares left over after the public offering
                                                                                shall be acquired by LG Investment & Securities.
------------------------------------------------------------------------------------------------------------------------------------